Registration  Nos.  333-_______
                                                            811-07971


_____________________________________________________________________________

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM S-6

              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                    OF SECURITIES OF UNIT INVESTMENT TRUSTS
                          REGISTERED ON FORM N-8B-2

A.      Cova  Variable  Life  Account  One
        (Exact  Name  of  Trust)

B.      Cova  Financial  Services  Life  Insurance  Company
        (Name  of  Depositor)

C.      One  Tower  Lane,  Suite  3000
        Oakbrook  Terrace,  Illinois  60181-4644
        (Complete  address  of  depositor's  principal  executive  offices)

D.      Name  and  complete  address  of  agent  for  service:

     Lorry  J.  Stensrud,  President
     Cova  Financial  Services  Life  Insurance  Company
     One  Tower  Lane,  Suite  3000
     Oakbrook  Terrace,  Illinois  60181-4644
     (800)  523-1661

     Copies  to:

Judith A. Hasenauer                and  Jeffery K. Hoelzel
Blazzard, Grodd & Hasenauer, P.C.       Vice President,
P.O. Box 5108                           General Counsel and Secretary
Westport, CT 06881                      Cova Financial Services
(203) 226-7866                          Life Insurance Company
                                        One Tower Lane, Suite 3000
                                        Oakbrook Terrace, IL 60181-4644


Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this filing.

E. Modified Single Premium Variable Life Insurance Policies (Title and amount of securities being registered)

F. Proposed maximum aggregate offering price to the public of the securities being registered:

    Continuous  offering

G.  Amount  of  Filing  Fee:  Not  Applicable

H.  Approximate  date  of  proposed  public  offering:

    As  soon  as  practicable  after  the  effective  date  of  this  filing.
______________________________________________________________________________

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.



                      CROSS REFERENCE TO ITEMS REQUIRED
                                BY FORM N-8B-2

N-8B-2 Item   Caption in Prospectus
------------  ------------------------------
1             The Variable Insurance Policy

2             Other Information; The Company

3             Not Applicable

4             Other Information

5             The Separate Account

6(a)          Not Applicable
 (b)          Not Applicable

7             Not Applicable

8             Not Applicable

9             Legal Proceedings

10            Purchases

11            Investment Options

12            Investment Options

13            Expenses

14            Purchases

15            Purchases

16            Investment Options

17            Access to Your Money

18            Access to Your Money

19            Reports to Owners

20            Not Applicable

21            Access to Your Money

22            Not Applicable

23            Not Applicable

24            Not Applicable

25            The Company

26            Expenses

27            The Company

28            The Company

29            The Company

30            The Company

31            Not Applicable

32            Not Applicable

33            Not Applicable

34            Not Applicable

35            The Company; Other Information

36            Not Applicable

37            Not Applicable

38            Other Information

39            Other Information

40            Not Applicable

41            Not Applicable

42            Not Applicable

43            Not Applicable

44            Purchases

45            Other Information

46            Access to Your Money

47            Not Applicable

48            Not Applicable

49            Not Applicable

50            Not Applicable

51            The Company; Purchases

52            Investment Options

53            The Separate Account

54            Not Applicable

55            Not Applicable

56            Not Applicable

57            Not Applicable

58            Not Applicable

59            Financial Statements


          THE MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE POLICY

                                  ISSUED BY

                        COVA VARIABLE LIFE ACCOUNT ONE

                                     AND

                COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY

This prospectus describes the Modified Single Premium Variable Life Insurance Policy offered by Cova Financial Services Life Insurance Company (Cova).

The Policy has been designed to be used for estate and retirement planning and other insurance needs of individuals and businesses.

The Policy offers you eight (8) Investment Portfolios listed below. The Investment Portfolios are part of Cova Series Trust, Lord Abbett Series Fund, Inc. and General American Capital Company. When you buy a Policy, you bear the complete investment risk. Your Account Value and, under certain circumstances, the Death Benefit under the Policy may increase or decrease depending on the investment experience of the Investment Portfolio(s) you select.

COVA SERIES TRUST                   LORD ABBETT SERIES FUND, INC.
     Managed by J.P. Morgan         Managed by Lord, Abbett & Co.
     Investment Management Inc.     Growth and Income
          Select Equity
          Small Cap Stock           GENERAL AMERICAN CAPITAL COMPANY
          Large Cap Stock           Managed by Conning Asset Management
          International Equity      Company
          Quality Bond              Money Market

     Managed by Lord, Abbett & Co.
     Bond Debenture


Please  read  this  prospectus before investing and keep it on file for future
reference.    It contains important information about the Cova Modified Single
Premium  Variable  Life  Insurance  Policy.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE PRODUCTS DESCRIBED HEREIN ARE NOT DEPOSITS OF, OR GUARANTEED BY ANY BANK, NOR INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY, AND ARE SUBJECT TO INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF THE PRINCIPAL AMOUNT INVESTED.

_____________,  1997


                              TABLE OF CONTENTS

SPECIAL  TERMS

SUMMARY

PART  I
1.    THE  VARIABLE  LIFE  INSURANCE  POLICY
2.    PURCHASES
PREMIUMS
APPLICATION  FOR  A  POLICY
ALLOCATION  OF  PREMIUMS
GRACE  PERIOD
ACCUMULATION  UNIT  VALUES
3.    INVESTMENT  OPTIONS
COVA  SERIES  TRUST
LORD  ABBETT  SERIES  FUND,  INC.
GENERAL  AMERICAN  CAPITAL  COMPANY
TRANSFERS
DOLLAR  COST  AVERAGING  PROGRAM
AUTOMATIC  REBALANCING  PROGRAM
APPROVED  ASSET  ALLOCATION  PROGRAM
SUBSTITUTION
4.    EXPENSES
INSURANCE  CHARGES
MORTALITY  AND  EXPENSE  RISK  CHARGE
ADMINISTRATIVE  CHARGE
TAX  EXPENSE  CHARGE
COST  OF  INSURANCE  CHARGE
ANNUAL  POLICY  MAINTENANCE  FEE
ANNUAL  WITHDRAWAL  AMOUNT
SURRENDER  CHARGE
NURSING  HOME  WAIVER
DEFERRED  PREMIUM  TAX  CHARGE
TRANSFER  FEE
TAXES
INVESTMENT  PORTFOLIO  EXPENSES
5.    DEATH  BENEFIT
ACCELERATED  DEATH  BENEFIT
JOINT  LIVES
6.    TAXES
LIFE  INSURANCE  IN  GENERAL
TAKING  MONEY  OUT  OF  YOUR  POLICY
DIVERSIFICATION
7.    ACCESS  TO  YOUR  MONEY
LOANS
LOAN  AMOUNT
LOAN  ACCOUNT
LOAN  INTEREST
INTEREST  CREDITED
PREFERRED  LOAN
EFFECT  OF  LOAN
LOAN  REPAYMENTS
TOTAL  SURRENDER
PARTIAL  SURRENDERS
TERMINATION  OF  THE  POLICY
REINSTATEMENT
8.    OTHER  INFORMATION
COVA
THE  SEPARATE  ACCOUNT
DISTRIBUTOR
SUSPENSION  OF  PAYMENTS  OR  TRANSFERS
OWNERSHIP
OWNER
JOINT  OWNER
BENEFICIARY
ASSIGNMENT

PART  II
THE  COMPANY
VOTING
DISREGARD  OF  VOTING  INSTRUCTIONS
THE  SEPARATE  ACCOUNT
LEGAL  OPINIONS
REDUCTION  OR  ELIMINATION  OF  SURRENDER  CHARGE
MISSTATEMENT  OF  AGE  OR  SEX
COVA'S  RIGHT  TO  CONTEST
SETTLEMENT  OPTIONS
TAX  STATUS
INTRODUCTION
DIVERSIFICATION
TAX  TREATMENT  OF  THE  POLICY
POLICY  PROCEEDS
JOINT  LIVES
TAX  TREATMENT  OF  LOANS  AND  SURRENDERS
MULTIPLE  POLICIES
TAX  TREATMENT  OF  ASSIGNMENTS
QUALIFIED  PLANS
INCOME  TAX  WITHHOLDING
REPORTS  TO  OWNERS
LEGAL  PROCEEDINGS
EXPERTS
FINANCIAL  STATEMENTS

APPENDIX  A
ILLUSTRATION  OF  POLICY  VALUES







                                SPECIAL TERMS

We have tried to make this prospectus as readable and understandable for you as possible. By the very nature of the Policy, however, certain technical words or terms are unavoidable. We have identified some of those words or terms. For several of these terms we have provided a definition. For the remainder, we believe that you will find an adequate discussion in the text. For those terms, we have identified them in the text in italic and the page number that is indicated here is where we believe you will find the best explanation for the word or term.

ACCOUNT VALUE - The total value of your Policy. It is equal to the sum of the Policy values allocated to the Investment Portfolios and the Policy values allocated to the Loan Account.

ACCUMULATION UNIT - An accounting unit used to calculate Policy values when they are allocated to the Investment Portfolios.

CASH VALUE - Your Policy's account value less any surrender charge and less any deferred premium tax charge and less any policy maintenance fee.

CASH SURRENDER VALUE - Your Policy's cash value less any outstanding loans and accrued loan interest.

COVERAGE  AMOUNT  -    The  coverage  amount  is used to determine the cost of
insurance  charges.    It  is the difference between the death benefit and the
account  value.

FACE AMOUNT - The amount of coverage that you have chosen (unless later reduced by a partial surrender) and which will be used to determine the Death Benefit.

MAXIMUM PREMIUM LIMIT - This is the maximum amount of premium that Cova will accept under a Policy. We can also refer to this as MPL. Cova's MPL has been designed not to exceed the maximum premium allowed under the Internal Revenue Code for a specified face amount of Insurance for a given age.

POLICY DATE, POLICY ANNIVERSARY, POLICY YEAR - The Policy Date is the day your premium was initially invested in the Money Market Portfolio which may be before we actually issue the Policy. It is the date from which Policy Anniversaries and Policy Years are determined.



Annual  Withdrawal  Amount
Beneficiary
Business  Day
Death  Benefit
Insured
Investment  Portfolio
Issue  Date
Joint  Owner
Loan  Account
Monthly  Deduction
Owner
Net  Death  Benefit  or  Death  Proceeds
Premium
Processing  Date
Right  to  Examine


                                   SUMMARY

The Prospectus is divided into three sections: Summary, Part I and Part II. The sections in this Summary correspond to sections in Part I of this Prospectus which discuss the topics in more detail. Even more detailed information is contained in Part II.

1.    THE  VARIABLE  LIFE  INSURANCE  POLICY

The variable life insurance policy offered by Cova is a contract between you, the owner, and Cova, an insurance company.

The Policy provides for the payment of death proceeds to your selected beneficiary upon the death of the insured which are free from federal income taxes. The Policy can be used as part of your estate planning or to save for retirement. The insured is the person whose life is insured under the Policy.
 The  insured  can  be  the  same  as  the  owner  but  does  not  have to be.

You  can choose among eight (8) investment portfolios which are listed in Item
3. The investment portfolios are the investment options available under the Policy. You can allocate your unloaned account value to any or all of the investment portfolios. You can transfer between investment portfolios up to 12 times a year without charge and without being taxed. If you make more than 12 transfers in a year, we will charge $25 or 2% of the amount transferred, whichever is less.

While the Policy is in force, the account value and, under certain circumstances, the death benefit, will vary, up or down, with the investment performance of the investment portfolios you choose. You are not taxed on the earnings until you surrender or borrow from your Policy.

2.    PURCHASES

You can buy the Policy with a single premium and, under certain conditions, you can make additional premiums. The minimum initial premium we will accept is generally $10,000. There is no minimum required for additional premiums. However, the total of all premiums paid will be limited to that which is required to qualify the Policy as life insurance under the Internal Revenue Code. We call this the maximum premium limit. Your registered representative can help you fill out the proper forms. We may also require additional information. In some circumstances, the insured may be required to provide us with medical records or a complete paramedical examination.

3.    INVESTMENT  OPTIONS

You can put your money in any or all of these investment portfolios which are described in the prospectuses for the funds:

MANAGED  BY  J.P.  MORGAN  INVESTMENT  MANAGEMENT  INC.
     Select  Equity
     Small  Cap  Stock
     Large  Cap  Stock
     International  Equity
     Quality  Bond

MANAGED  BY  LORD,  ABBETT  &  CO.
     Bond  Debenture
     Growth  and  Income

MANAGED  BY  CONNING  ASSET  MANAGEMENT  COMPANY
     Money  Market

Depending upon market conditions, you can make or lose money in any of these portfolios.

4.    EXPENSES

The Policy has both insurance features and investment features, and there are costs related to each that reduce the return on your investment.

Each year Cova deducts a $30 policy maintenance fee from your Policy. Cova will not deduct this charge if the account value of your Policy is at least $50,000 at the time the deduction is to be made. If you make a complete surrender of your Policy, the policy maintenance fee will be deducted, regardless of your account value at that time.

Cova also deducts insurance charges on a monthly basis. For the first ten years, the total charges are equal, on an annual basis, to 1.70% of the value of your Policy, with 1/12 of that amount charged monthly. After the tenth year, the total for insurance charges is 1.15% annually, with 1/12 of that amount charged monthly.

Each month Cova will also deduct an additional insurance charge to cover the cost of insurance. This charge will depend upon the sex, age and rating classification of the insured and whether your initial premium was 100% of the maximum premium limit.

There are also daily investment charges which apply to the average daily value of the investment portfolio and varies depending upon the investment
portfolio.    These  charges  range  from  .205%  to  .95%.

If you take out more than the annual withdrawal amount, Cova may assess a surrender charge which ranges from 7.5% of the premium surrendered in the first year to 0% in the tenth year. Each year you may withdraw up to that sum of the excess of your account value over premiums paid which have not been previously surrendered; plus 10% of premiums without incurring this surrender charge. We call this amount the annual withdrawal amount. If you take your money out before the tenth year, Cova will assess a deferred premium tax charge which ranges from 2.25% of premium surrendered in the first year to 0% in the tenth year. After the tenth year there is no surrender charge or deferred premium charge when you withdraw your money.

Your Policy could lapse if your cash surrender value is insufficient to cover any charges due.

5.      DEATH  BENEFIT/DEATH  PROCEEDS

The Policy provides for a face amount of insurance. The actual amount payable to your beneficiary is the death benefit less any loans plus accrued loan interest under the Policy. This amount is called the death proceeds. It may also be called the net death benefit.

The death benefit will be the greater of (1) your face amount or (2) your account value multiplied by a specified percentage. These percentages vary by the age of the insured and are shown in your Policy. Therefore, increases in your account value may increase the death benefit. However, because the death benefit will never be less than the face amount (so long as the Policy remains in force) a decrease in account value may decrease the death benefit, but never below the face amount. Also, a partial surrender will reduce the face amount in the same proportion as the account value was reduced.

All or part of the Death Proceeds may be paid in a lump sum or applied under one of the Settlement Options contained in the Policy.

The Policy is offered on a single life or on a "joint life" basis. Under "joint life" coverage, Death Proceeds are paid after the second insured's death.

At the time of application for a Policy, you designate a beneficiary who is the person or persons who will receive the Death Proceeds. You can change your beneficiary unless you have a designated an irrevocable beneficiary. The beneficiary does not have to be a natural person.

6.    TAXES

Your earnings are not taxed until you take them out. In most cases, your Policy will be a modified endowment contract unless it was exchanged for a contract issued before June 21, 1988. Money taken out of a modified endowment contract is considered to come from earnings first and is taxed as income. Also, if you are younger than 59 1/2 when you take money out, you may be charged a 10% federal tax penalty on the earnings withdrawn. Death proceeds are paid to your beneficiary tax free.

7.    ACCESS  TO  YOUR  MONEY

Under the Policy you have access to a portion of your account value equal to earnings without charge. You may also withdraw up to 10% of premium each year, without incurring the Surrender Charge. Premiums withdrawn in excess of this 10% will incur a Surrender Charge during the first 10 years. However, a Deferred Premium Tax will be assessed on all premiums surrendered during the first ten years. The minimum partial surrender that you can make is $500. You can also borrow some of your cash value. The minimum loan amount is $500.

8.    OTHER  INFORMATION

RIGHT  TO  EXAMINE

If you cancel your Policy within ten days after you receive it (or whatever period is required in your state), we will return to you the greater of (1) the premium(s) you paid or (2) your account value on the day we, or the agent through whom it was purchased, received the returned Policy. Until the end of the time you are allowed to examine your Policy (10 days or the required period in your state) plus five days, your premium will remain in the Money Market Portfolio. After that, we will invest your account value as you requested.

WHO  SHOULD  PURCHASE  THE  POLICY?

The  Policy  is  designed  for  an  individual  who  wants:

  to  create  or  conserve  his/her  estate;
 to supplement retirement income; and to retain access to cash through loans and surrenders.

If you currently own a variable life insurance policy on the life of the insured, you should consider whether the purchase of the Policy is appropriate. Also, you should carefully consider whether the Policy should be used to replace an existing Policy on the life of an insured.

Cova  will  not  issue  a  Policy  on  insureds  older  than  90.

ADDITIONAL  FEATURES

 You can arrange to have a regular amount of money automatically invested in selected investment portfolios each month, theoretically giving you a lower average cost per unit over time than a single one time purchase. Your premium will be placed in the Money Market Portfolio and will be transferred to the selected investment portfolios monthly. We call this feature Dollar Cost Averaging.

 You can arrange to automatically readjust your unloaned account value between investment portfolios periodically to keep the allocation you select. We call this feature Automatic Rebalancing.

 In the event the insured is terminally ill, you can request to receive up to 50% of the death benefit up to a maximum of $500,000. If you have selected the Joint Life option, the provision will only be available on the second life after the death of the first. We call this feature the Accelerated Death Benefit.

 If you or the joint owner are confined in a qualifying facility for 90 days or more and if the confinement begins after the first policy year, you can make a full or partial surrender and we will waive the surrender charge. We call this feature the Nursing Home Waiver.

 You  can  elect  to have the death benefit payable upon the death of a second
person.    This  benefit  is written on spouses only.  We call this option the
Joint  Life  Option.

These features may not be available in your state. They may not be suitable for your particular situtation.

9.    INQUIRIES

If  you  need  more  information,  please  contact  us  at:

     Cova  Life  Sales  Company
     One  Tower  Lane,  Suite  3000
     Oakbrook  Terrace,  IL  60181
     800-523-1661

If you need policy owner service (such as changes in policy information, inquiry into policy values, or to make a loan), please contact us at:

     Cova  Financial  Services  Life  Insurance  Company
     P.O.  Box  10366
     Des  Moines,  IA  50306
     515-243-5834
     800-343-8496






                                    PART I

1.    THE  VARIABLE  LIFE  INSURANCE  POLICY

This  variable life insurance policy is a contract between you, the owner, and
Cova,  an  insurance  company.   This kind of policy is most commonly used for
retirement  and/or  estate  planning.

During the insured's lifetime, you can select among the investment portfolios offered in the Policy. (There are currently eight (8) Portfolios offered. They are listed in Item 3.) You can transfer between them up to 12 times a year without charge. The account value and, under some circumstances, the death benefit will go up or down depending upon the investment experience of the investment portfolio(s) you select. This gives you the opportunity to capture the upside potential of the market. It also means you could lose money.

While your money remains in the Policy, you pay no current income taxes on earnings or gains. This is called tax-deferred accumulation. It helps your money grow faster. Subject to some limitations, you may take money out at any time through loans or partial surrenders. Any money you take out, however, is taxed as earnings until all earnings have been removed from the Policy. If you are younger than age 59 1/2 when you take money out, you may also incur an additional 10% federal tax penalty. If you purchased a Policy in exchange for a policy issued prior to June 21, 1988, different tax rules may apply. (See
Section 6. Taxes. Part II also contains more detailed information regarding taxes.)

Because this is a life insurance policy, it provides a death benefit, which is an amount greater than your account value. When the insured dies, the death benefit (minus any loans and any accrued loan interest) is paid to your beneficiary free from federal income tax. The tax-free death benefit combined with the ability to use your money while you're alive, makes this an excellent way to accumulate money you don't think you'll use in your lifetime and a tax-efficient way to provide for those you leave behind.

2.    PURCHASES

PREMIUMS

Premiums are the monies you give us to buy the Policy. The minimum initial premium we will accept is generally $10,000. When you apply for the Policy, you request a specific amount of insurance. We call this amount the face amount of the Policy. Your initial premium must be 80%, 90% or 100% of the maximum premium limit (MPL). The Internal Revenue Code (Code) has established certain criteria which must be met in order for a life insurance policy to qualify as life insurance under the Code. The MPL satisfies one of the criteria. Cova's MPL has been designed not to exceed the maximum premium allowed under the Code for a specified face amount of insurance for a given age.

You can invest additional premiums up to the MPL. However, if the additional premium increases the amount of insurance, we will require evidence of the insurability of the insured. If all of your premiums totaled $1,000,000 or more, you will need Cova's prior approval before you add premiums. If the additional premium would cause the Policy to fail to meet the criteria established by the Code to qualify as life insurance, Cova will send the premium back within 60 days of the anniversary of the policy date (Policy Anniversary). The amount and frequency of additional premiums will affect the account value of your Policy and may affect the amount or duration of your insurance.
APPLICATION  FOR  A  POLICY

In order to purchase a Policy, you must submit an application to Cova which requests some information regarding the proposed insured. In some cases, we will ask for additional information. We may request that the insured provide us with medical records or possibly require other medical tests.

Cova  will  not  issue  a  Policy  if  the  insured  is  over  age  90.

Cova will review all the information it has about the insured and determine whether or not the insured meets Cova's standards for issuing the Policy. This process is called underwriting. If the insured meets all of Cova's underwriting requirements, we will issue a Policy. There are several underwriting classes under which the Policy may be issued.

During the underwriting period, which could be up to 60 days or longer from the time the application is signed, we offer fixed insurance called conditional insurance. The initial premium must be submitted with the application before the conditional insurance is provided. The conditional insurance is effective up to 60 days from when the application was signed. For applicants 65 or younger, conditional insurance will be for the lesser of $500,000 plus the initial premium paid or the amount of insurance applied for.
 If the applicant is 66 or older, the conditional insurance will be the lesser of $200,000 plus the initial premium paid or the amount of insurance applied for. The conditional insurance is subject to a number of restrictions and is only applicable if the proposed insured was an acceptable risk for the insurance applied for.

ALLOCATION  OF  PREMIUMS

When you purchase a Policy, we will initially invest your money in the Money Market Portfolio. After 15 days from the issue date (or the period required in your state plus five days), we will allocate your account value to the investment portfolios as you requested in the application. All allocation directions must be in whole percentages. If you make additional premiums, we will allocate them in the same way as your first premium unless you tell us otherwise.

If you change your mind about owning a Policy, you can cancel it within 10 days after receiving it (or the period required in your state (Right to Examine Period)). When you cancel the Policy within this time period, Cova will not assess a surrender charge or a deferred premium tax charge. Cova will give you back the greater of your premium payment or your account value.

If your application for the Policy is in good order, Cova will invest your first premium in the Money Market Portfolio two days after it is received, EVEN IF OUR UNDERWRITING IS NOT YET COMPLETE AND THE POLICY IS NOT YET ISSUED.
 The day we invest your premium in the Money Market Portfolio is called the policy date. The money will stay in the Money Market Portfolio for 15 days after the issue date. (In some states, the period may be longer.) At the end of that period, we will re-allocate those funds as you selected in the application.

If as a result of underwriting review, Cova does not issue you a Policy, we will return to you your premium, plus interest required by your state.

If  we  do  issue  a  Policy,  on  the  issue date, we will deduct the Monthly
Deductions for the period from the policy date through the next processing date.

GRACE  PERIOD

Your Policy will stay in effect as long as your cash surrender value is sufficient to cover the Monthly Deductions. If the cash surrender value of your Policy is not enough to cover these deductions to be made from the Policy, Cova will mail you a notice. You will have 61 days from the time the notice is mailed to you to send to Cova the required premium payment. This is called the Grace Period. If the premium is not paid by the end of the Grace Period, the Policy will terminate without value.

ACCUMULATION  UNIT  VALUES

The value of your Policy that is invested in the investment portfolios will go up or down depending upon the investment performance of the investment portfolio(s) you choose. In order to keep track of the value of your Policy, we use a unit of measure we call an accumulation unit. (An accumulation unit works like a share of a mutual fund.)

Every business day we determine the value of an accumulation unit for each of the investment portfolios. The value of an accumulation unit for any given business day is determined by multiplying a factor we call the net investment factor times the value of an accumulation unit for the previous business day. We do this for each investment portfolio. The net investment factor is a number that reflects the change (up or down) in an underlying investment portfolio share. Our business days are each day that the New York Stock Exchange is open for business. Our business day closes when the New York Stock Exchange closes, usually 4:00 P.M. Eastern time.

The  value  of  an  accumulation  unit  may  go  up  or  down from day to day.

When you make a premium payment, we credit your Policy with accumulation units. The number of accumulation units credited is determined by dividing the amount of premiums allocated to an investment portfolio divided by the value of the accumulation unit for that investment portfolio.

We calculate the value of an accumulation unit for each investment portfolio after the New York Stock Exchange closes each day and then apply it to your Policy.

When Cova assesses the monthly deductions and for the annual policy maintenance fee we do so by deducting accumulation units from your Policy. When you have selected more than one investment portfolio, we make the deductions pro rata from all of the investment portfolios.

3.    INVESTMENT  OPTIONS

The Policy offers eight (8) investment portfolios which are listed below. Additional investment portfolios may be available in the future.

YOU SHOULD READ THE PROSPECTUSES FOR THESE FUNDS CAREFULLY BEFORE INVESTING. COPIES OF THESE FUND PROSPECTUSES ARE ATTACHED TO THIS PROSPECTUS.

COVA  SERIES  TRUST

Cova Series Trust is managed by Cova Investment Advisory Corporation, which is an indirect subsidiary of Cova. Cova Series Trust is a mutual fund with multiple portfolios. Each investment portfolio has a different investment objective. Cova Investment Advisory Corporation has engaged subadvisers to provide investment advice for the individual investment portfolios. The following investment portfolios are available under the Policy:

       J.P.  MORGAN  INVESTMENT  MANAGEMENT  INC.  IS  THE  SUB-ADVISER TO THE
FOLLOWING                PORTFOLIOS:
     Select  Equity  Portfolio
     Small  Cap  Stock  Portfolio
     Large  Cap  Stock  Portfolio
     International  Equity  Portfolio
     Quality  Bond  Portfolio

      LORD,  ABBETT  &  CO.  IS  THE  SUB-ADVISER  TO THE FOLLOWING PORTFOLIO:
     Bond  Debenture  Portfolio

LORD  ABBETT  SERIES  FUND,  INC.

Lord Abbett Series Fund, Inc. is a mutual fund with multiple portfolios. Each portfolio is managed by Lord, Abbett & Co. Only the following portfolio is available under the Policy:
     Growth  and  Income  Portfolio

GENERAL  AMERICAN  CAPITAL  COMPANY

General American Capital Company is a mutual fund with multiple portfolios. Only the following portfolio is available under the Policy and is managed by Conning Asset Management Company:
     Money  Market  Portfolio

TRANSFERS

You  can  transfer  money  among  the  eight  (8)  investment  portfolios.

You can make 12 transfers every Policy Year without charge while the insured is alive. If you make more than 12 transfers in a year, there is a transfer fee deducted. (We measure years from your policy date.) The fee is $25 per transfer or, if less, 2% of the amount transferred. The following apply to any transfer:

1. the minimum amount which you can transfer is $500 or your entire value in the investment portfolio.

2. your request for transfer must clearly state the amount to be transferred and which investment portfolios are involved in the transfer.

3. if a transfer fee applies, the charge will be deducted from the amount transferred.

You can make transfers by telephone. Prior to making a transfer by telephone, you will need to complete a pre-authorization form. If you own the Policy with a joint owner, unless Cova is instructed otherwise, Cova will accept instructions from either you or the other owner. Cova will use reasonable procedures to confirm that instructions given to us by telephone are genuine. If Cova fails to use such procedures, we may be liable for any losses due to unauthorized or fraudulent instructions. Cova tape records all telephone instructions.

We have reserved the right to modify your transfer rights if we decide that the exercise of this right by you, your authorized agent, or any owner is or would be disadvantageous to other owners. We have also reserved the right to restrict transfers to a maximum of 12 per year and to restrict transfers from being made on consecutive Valuation Dates.

DOLLAR  COST  AVERAGING  PROGRAM

The Dollar Cost Averaging Program allows you to systematically transfer a set amount each month from the Money Market Portfolio to any of the other investment portfolio(s). By allocating amounts on a regular schedule as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations.

You must have at least $5,000 in the Money Market Portfolio (or the amount required to complete your program, if more) in order to participate in the Dollar Cost Averaging Program.

All Dollar Cost Averaging transfers will be made on the 15th day of the month unless you indicated otherwise on the application. If this is not a business day, then the transfer will be made the next business day.

If you participate in the Dollar Cost Averaging Program, the transfers made under the program are not taken into account in determining any transfer fee.

AUTOMATIC  REBALANCING  PROGRAM

Once your money has been allocated among the investment portfolios, the performance of each portfolio may cause your allocation to shift. You can direct us to automatically readjust your non-loaned account value between investment portfolios to keep the blend you selected. You can tell us whether to rebalance quarterly, semi-annually or annually. We will measure these periods from the policy date. The transfer date will be the 1st business day after the end of the period you selected. If you participate in the Automatic Rebalancing Program, the transfers made under the program are not taken into account in determining any transfer fee.

You cannot participate in both the Dollar Cost Averaging and Automatic Rebalancing Programs at the same time.

APPROVED  ASSET  ALLOCATION  PROGRAM

Cova recognizes the value to certain owners of having available, on a continuous basis, advice for the allocation of your money among the investment portfolios available under the Policy. Certain providers of these types of services have agreed to provide such services to owners in accordance with Cova's administrative rules regarding such programs.

Cova has made no independent investigation of these programs. Cova has only established that these programs are compatible with our administrative systems and rules.

Even though Cova permits the use of approved asset allocation programs, the Policy was not designed for professional market timing organizations. Repeated patterns of frequent transfers are disruptive to the operations of the investment portfolios, and should Cova become aware of such disruptive practices, we may modify the transfer privilege either on an individual or class basis.

If you participate in an Approved Asset Allocation Program, the transfers made under the program are not taken into account in determining any transfer fee.

SUBSTITUTION

Cova  may  elect  to  substitute  one  of  the  investment portfolios you have selected with another portfolio. We would not do this without the prior approval of the Securities and Exchange Commission. We will give you notice of our intent to do this. Cova may also limit further investment in an investment portfolio if it deems it inappropriate.

4.    EXPENSES

There are charges and other expenses associated with the Policy that reduce the return on your investment in the Policy. These charges and expenses are:

INSURANCE  CHARGES

Each month, Cova will make certain deductions from your Policy on the processing date. The processing date is the day each month that we deduct certain charges from your Policy. The first processing date is the issue date. The issue date is the date on which we issue you a Policy. After that, it is the same day each month as the policy date.

The  insurance  charges  are:  (1)  Mortality  and  Expense  Risk  Charge; (2)
Administrative Charge; (3) Tax Expense Charge; and (4) Cost of Insurance Charge. Collectively, we refer to these charges as the Monthly Deduction.

MORTALITY AND EXPENSE RISK CHARGE . For the first ten years, this charge is equal, on an annual basis, to .90%, 1/12 of which is charged each month, of the account value of your Policy invested in the investment portfolios. For the eleventh year and after, the charge is .75%, 1/12 of which is charged each
month.    This  charge  cannot  be  increased.

ADMINISTRATIVE  CHARGE  .   This charge is equal, on an annual basis, to .40%,
1/12 of which is charged each month, of the account value of your Policy. This charge cannot be increased.

TAX EXPENSE CHARGE . This deduction is the sum of the Premium Tax Charge and the Federal Tax Charge. It is deducted monthly for the first ten years. It is equal, on an annual basis, to .40% (.15% for Federal Tax Charge and .25% for Premium Tax Charge), 1/12 of which is charged each month, of the account value of your Policy.

This charge compensates Cova for its expenses incurred for federal taxes incurred as a result of issuing the Policy. It also compensates Cova for the state and local premium taxes it incurred as a result of issuing the Policy. Premium taxes range from 0% to 4%. You will be assessed the premium tax charge regardless of what the total actual premium tax is in your state or local jurisdiction. If you surrender all or part of your Policy during the first 10 years, Cova will charge a Deferred Premium Tax Charge. See below.

COST OF INSURANCE CHARGE . This charge provides the death benefit for the month.

The cost of insurance charge is determined by multiplying the coverage amount by the cost of insurance rate. The coverage amount is the difference between the death benefit and the account value. The cost of insurance rate is based upon the sex, age, rate classification of the insured and whether you paid
100%, or 90%, or 80% of the MPL. The rate classification of the insured is determined through our underwriting process.

The Policy provides that for standard risks, the guaranteed cost of insurance rate is based on the 1980 Commissioners Standard Ordinary Mortality Table, age last birthday (1980 CSO Table). For substandard risks, the guaranteed cost of insurance rate will be higher and will be based upon a multiple of the 1980
CSO  Table.   The multiple will be based on the insured's substandard rating.
Tables setting forth the guaranteed cost of insurance rates are included in each Policy. Cova can use rates that are less than the guaranteed cost of insurance rates shown in the Policy. Cova refers to these as the current cost of insurance rates.

If 100% of the MPL is paid, Cova's current cost of insurance rate is a percentage of the account value. The basis and amount of this charge may change in the future, but can never be more than the guaranteed cost of insurance rates contained in the Policy. For a better understanding of how the cost of insurance rate and the other charges affect policy values, you should request personalized illustrations from your registered representative.

ANNUAL  POLICY  MAINTENANCE  FEE

Every year on the Policy Anniversary, currently Cova deducts $30 as a policy maintenance fee. This charge cannot be increased once the Policy is issued. Cova will not deduct this charge, if when the deduction is to be made, your account value is $50,000 or more. Cova may some time in the future discontinue this practice and deduct the charge. If you make a complete surrender of your Policy, the policy maintenance fee will be deducted, regardless of your account value at that time.

ANNUAL  WITHDRAWAL  AMOUNT

While the Policy is in force, prior to the death of the insured and after the expiration of the Right to Examine Period, you can make a total or partial surrender of the account value of your Policy up to the cash surrender value. A surrender may be subject to a Surrender Charge and a Deferred Premium Tax Charge.

When you request a surrender, we will determine what portion, if any, is part of your annual withdrawal amount. The annual withdrawal amount is equal to:

1. the excess of the account value over premiums paid which have not been previously surrendered. Neither the Surrender Charge nor Deferred premium Tax Charge are assessed on this amount; and

2. on a non-cumulative basis, 10% of your premium payments each year. This portion of the annual withdrawal amount is subject to the Deferred Premium Tax Charge.

SURRENDER  CHARGE

During the first 10 years, the surrender charge is assessed against any premium surrendered, which is not part of the annual withdrawal amount. The surrender charge, which is a percent of premiums surrendered, is shown in the table below:

Policy Year  Surrender Charge   Policy Year  Surrender Charge
-----------  -----------------  -----------  -----------------
1                         7.5%            6               4.0%
2                         7.5%            7               3.0%
3                         7.5%            8               2.0%
4                         6.0%            9               1.0%
5                         5.0%          10+                 0%



NURSING  HOME  WAIVER

If you or the joint owner, if any, are confined in a qualifying facility for 90 days or more and if the confinement begins after the first ten years, under the Nursing Home Waiver rider, you can make a full or partial surrender and we will waive the surrender charge. The Nursing Home Waiver goes into effect after the first Policy Anniversary.

DEFERRED  PREMIUM  TAX  CHARGE

When you purchase a Policy there are various premium taxes assessed by state and local governmental entities that we must pay on the Policy. You are charged a portion of that each month for the first ten years as part of the Tax Expense Charge. (See the discussion of the Tax Expense Charge in Section 4 above.) The Deferred Premium Tax Charge enables Cova to collect that portion of the Premium Tax Charge it has not collected when you surrender all or part of your Policy. The Deferred Premium Tax Charge is assessed only on premiums surrendered from the Policy during the first ten years. The Deferred Premium Tax Charge, which is a percent of premiums surrendered, is shown in the table below:

             Deferred Premium                Deferred Premium
Policy Year  Tax Charge         Policy Year  Tax Charge
-----------  -----------------  -----------  -----------------
1                        2.25%            6              1.00%
2                        2.00%            7               .75%
3                        1.75%            8               .50%
4                        1.50%            9               .25%
5                        1.25%          10+                 0%



TRANSFER  FEE

You can make 12 free transfers every year. We measure a year from the policy date. If you make more than 12 transfers a year, we will deduct a transfer fee of $25 or 2% of the amount that is transferred, whichever is less. If we do assess a transfer fee, it will be deducted from the amount transferred.

If the transfer is part of the Dollar Cost Averaging Program, the Automatic Rebalancing Program or an Approved Asset Allocation Program, it will not count in determining the transfer fee.

TAXES

Cova  may  assess  a charge against a Policy for any taxes attributable to the
Separate  Account.    Cova  does  not  expect  to  incur  such  taxes.

INVESTMENT  PORTFOLIO  EXPENSES

There are deductions from and expenses paid out of the assets of the various investment portfolios, which are described in the attached fund prospectuses.

5.    DEATH  BENEFIT

The primary purpose of the Policy is to provide death benefit protection on the life of the insured. While the Policy is in force, if the insured dies, the beneficiary(ies) will receive the death proceeds. The death proceeds equal the death benefit under the Policy less any loans and accrued loan interest.

The  death  benefit  is the greater of: (1) the face amount of the Policy; and
(2) the minimum death benefit. The minimum death benefit is the account value multiplied by a percentage. Cova has included the minimum death benefit in order to assure that the Policy will continue to qualify as life insurance under the Internal Revenue Code.

You can choose to have the Death Proceeds paid in a lump sum or under a Settlement Option. If you have not made a choice before the insured dies, the beneficiary will choose the method of payment. If a method of payment has not been chosen within 90 days after receiving proof of death, Cova may pay the death proceeds in a lump sum.

The death benefit payable during the grace period is the death benefit in effect immediately prior to the start of the grace period less any loans, accrued loan interest and any overdue deductions. See discussion of grace period above.

ACCELERATED  DEATH  BENEFIT

If the insured is terminally ill, under the Accelerated Death Benefit rider, Cova will pre-pay a portion of the death benefit. You may elect to have an Accelerated Death Benefit of up to 50% of the death benefit but no greater than $500,000.

You can only elect to receive an Accelerated Death Benefit once. The Accelerated Death Benefit must first be used to repay any outstanding loans and accrued loan interest. After repayment of the outstanding loans and accrued loan interest, any remaining amount will be paid as a lump sum or under a payment plan. The subsequent amount available for loans or surrenders or as a death benefit will be reduced by the amount of the Accelerated Death Benefit, and any interest accrued at the Policy loan interest rate.

This  benefit  may  not  be  available  in  your  state.

JOINT  LIVES

Cova offers a rider to the Policy that provides that the death benefit will be paid only upon the death of a second person. This option is only available to spouses.

The  cost of insurance charge reflects the anticipated life expectancy of both
insureds.   It also reflects the fact that the death benefit is payable at the death  of  the  last  surviving  insured.

If you wish to reinstate a lapsed Policy with a Joint Life rider attached, both insureds must be alive and provide satisfactory evidence of insurability.
 The Policy provisions regarding misstatement of age or sex, suicide and incontestability apply to both insureds.

If a Joint Life rider is issued in conjunction with the Policy, the Accelerated Death Benefit will only be payable on the terminal illness of the last surviving insured.

This  benefit  may  not  be  available  in  your  state.

6.    TAXES

NOTE: Cova has prepared the following information on taxes as a general discussion of the subject. It is not intended as tax advice to any person. You should consult your own tax adviser about your own circumstances. Cova has included in Part II an additional discussion regarding taxes.

LIFE  INSURANCE  IN  GENERAL

Life insurance, such as the Policy, is a means of providing for death protection and setting aside money for future needs. Congress recognized the importance of such planning and provided special rules in the Internal Revenue Code for life insurance.

Simply stated, these rules provide that you will not be taxed on the earnings on the money held in your life insurance policy until you take the money out. The beneficiaries are not taxed when they receive the death proceeds upon the death of the insured.

You, as the owner, will not be taxed on increases in the value of your Policy until a distribution occurs - either as a surrender or as a loan. When you receive a distribution, you are taxed on the amount of the withdrawal that is earnings.

TAKING  MONEY  OUT  OF  YOUR  POLICY

For tax purposes, your Policy will be treated as a modified endowment contract, unless under certain circumstances it was exchanged for a policy issued before June 21, 1988. Consequently if you make a withdrawal or a loan from your Policy, the Code treats it as first coming from earnings and then
from  your  premiums.    These  earnings  are  included  in  taxable  income.

The Code also provides that any amount received from an insurance policy which is included in income may be subject to a 10% penalty. The penalty will not apply if the income received is: (1) paid on or after the taxpayer reaches age 59 1/2; (2) paid if the taxpayer becomes totally disabled (as that term is defined in the Code); or (3) in a series of substantially equal payments made annually (or more frequently) for the life or life expectancy of the taxpayer.
 If you purchased a Policy in exchange for a policy issued prior to June 21, 1988, different tax rules may apply. See "Tax Status" in Part II for more details.

DIVERSIFICATION

The Code provides that the underlying investments for a variable life policy must satisfy certain diversification requirements in order to be treated as a life insurance contract. Cova believes that the investment portfolios are being managed so as to comply with the requirements.

Under current federal tax law, it is unclear as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, and not Cova would be considered the owner of the shares of the investment portfolios. If you are considered the owner of the investments, it will result in the loss of the favorable tax treatment for the Policy. It is unknown to what extent owners are permitted to select investment portfolios, to make transfers among the investment portfolios or the number and type of investment portfolios owners may select from. If guidance from the Internal Revenue Service is provided which is considered a new position, then the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean that you, as the owner of the policy, could be treated as the owner of the investment portfolios. Due to the uncertainty in this area, Cova reserves the right to modify the Policy in an attempt to maintain favorable tax treatment.
7.    ACCESS  TO  YOUR  MONEY

The cash surrender value in your Policy is available: (1) by making a surrender (either a partial or a complete surrender) or (2) by taking a loan from your Policy.

LOANS

You may borrow money from Cova while the Policy is still in force. The Policy will be the only security Cova will require for a Policy loan. You cannot borrow against your Policy until the end of the Right to Examine Period and you cannot borrow if the Policy is in a grace period. Loans are considered distributions from the Policy for tax purposes and the portion of the loan that has come from earnings will be taxable to you and may be subject to a 10% penalty tax. See "Tax Status" in Part II for more details.

LOAN AMOUNT . The maximum loan amount is equal to: 90% of the account value, less loan interest due on the next Policy Anniversary, the Surrender Charge, the policy maintenance fee, if any, and the Deferred Premium Tax Charge, if any.

The minimum loan amount is $500. If total loans equal or exceed the cash value, the Policy will terminate at the end of the grace period if an appropriate loan repayment is not received by Cova.

LOAN ACCOUNT . When you make a loan, a portion of your account value equal to the loan will be transferred on a pro-rata basis from the investment portfolios to the loan account. The loan account is a portion of Cova's general account that contains account values attributable to Policy loans.

LOAN INTEREST . Loan interest due on the Policy loan will accrue daily at a current rate of 6.0% per annum. The loan interest is due each Policy Anniversary and if not paid will become part of the loan. When that happens, a portion of the account value equal to the loan interest due is transferred, on a pro-rata basis, from the investment portfolios to the loan account.

INTEREST CREDITED . Amounts held in the loan account will be credited daily with interest, at a current rate of 4.0% per annum.

PREFERRED LOAN . We offer a preferred loan option. If you only borrow against account values that represent earnings, you can use the Preferred Loan Option. A preferred loan will be credited interest daily at a current rate of 6.0% per annum. It will accrue loan interest daily at a current rate of 6.0% per annum.

EFFECT OF LOAN . When you make a loan against your Policy, Cova will redeem accumulation units from the investment portfolios equal to the loan request and transfer that amount to the loan account.

A Policy loan, whether or not repaid, will have a permanent effect on the Policy. This is because the loan account does not share in the investment results of the investment portfolio(s). If it is not repaid, the Policy loan will reduce the amount of death benefit and cash value.

LOAN REPAYMENTS . You can repay all or part of a loan at any time while your Policy is in force and the insured is alive. There is no minimum loan repayment amount. If you want to repay a loan in full, the loan repayment must equal the loan plus all the accrued loan interest.

When you repay a loan, Cova will transfer the amount held in the loan account to the investment portfolios according to your most recent instructions.

Unless you tell Cova otherwise, any payment Cova receives from you will go first to pay any interest due, then to repay any loan, and then will be considered a premium payment.

TOTAL  SURRENDER

You can terminate your Policy by telling Cova in writing. Cova will pay you the cash surrender value. When that happens, the Policy will be terminated and there will be no other benefits. When you make a total surrender there may be surrender charges and deferred premium tax charges and the policy maintenance fee will be deducted.

PARTIAL  SURRENDERS

You can surrender some of the cash surrender value by making a request in writing to Cova. The minimum amount you can surrender is $500, unless your cash surrender value is less. Cova requires that you maintain a minimum account value in your Policy of at least $5,000 after you make a partial surrender. If you do not, the Policy will terminate and Cova will send you the entire cash surrender value. When you make a surrender, there may be surrender charges and deferred premium tax charges.

When you make a partial surrender, the face amount of your Policy will be reduced. The face amount is reduced in the same proportion that the account value is reduced by the partial surrender. When you make a partial surrender, the amount of the surrender is deducted on a pro-rata basis from account value allocated to the investment portfolios.

TERMINATION  OF  THE  POLICY

Your  Policy  will  terminate if (1) you make a total surrender of the Policy,
(2)  the  grace  period  has  ended,  or  (3)  the  insured  has  died.

REINSTATEMENT

If your Policy terminates while the insured is still alive you can have it reinstated provided the Policy did not terminate because you made a total surrender. You can only reinstate your Policy within 5 years after the end of the grace period.

When you reinstate your Policy you must provide Cova with satisfactory evidence of insurability and you must either repay any outstanding loan and accrued interest or you must reinstate the loan along with any accrued interest. You must also pay a sufficient premium to (1) cover all the monthly deductions and any policy maintenance fee that were unpaid during the grace period and (2) be sufficient to keep the Policy in force for at least 2 months after the date of reinstatement.

When you reinstate your Policy, the face amount of the reinstated Policy will be the face amount of your original Policy at the time the Policy terminated, unless you direct Cova otherwise. You cannot select a face amount that is larger than that. The account value adjusted for the past due charges of your Policy when you reinstate it will be the account value at the time of termination plus the additional premium paid at the time of reinstatement. The past due monthly deductions and policy maintenance fee, if any, will be deducted from this amount. The surrender charge, if any, and the deferred premium tax charge, if any, are based on the number of policy years from the original policy date.

The effective date of the reinstated Policy is the next processing date following Cova's approval of your application for reinstatement.

8.    OTHER  INFORMATION

COVA

Cova Financial Services Life Insurance Company (Cova) was incorporated on August 17, 1981, as Assurance Life Company, a Missouri corporation, and changed its name to Xerox Financial Service Life Insurance Company in 1985. On June 1, 1995, a wholly-owned subsidiary of General American Life Insurance Company purchased Cova, which on that date changed its name to Cova Financial Services Life Insurance Company.

Cova is licensed to do business in the District of Columbia and all states except for California, Maine, New Hampshire, New York and Vermont.

THE  SEPARATE  ACCOUNT

Cova  has  established  a  separate  account,  Cova  Variable Life Account One
(Separate  Account),  to  hold  the  assets  that  underlie  the  Policies.

The assets of the Separate Account are held in Cova's name on behalf of the Separate Account and legally belong to Cova. However, those assets that underlie the Policies, are not chargeable with liabilities arising out of any other business Cova may conduct. All the income, gains and losses (realized or unrealized) resulting from those assets are credited to or against the Policies and not against any other Policies Cova may issue.

DISTRIBUTOR

Cova Life Sales Company (Life Sales), One Tower Lane, Suite 3000, Oakbrook Terrace, Illinois 60181-4644, acts as the distributor of the contracts. Life Sales is an affiliate of Cova.

Commissions will be paid to broker-dealers who sell the Policies. Broker-dealers will be paid commissions up to __% of premiums. Sometimes, Cova enters into an agreement with the broker-dealer to pay the broker-dealer persistency bonuses, in addition to the standard commission.

SUSPENSION  OF  PAYMENTS  OR  TRANSFERS

Cova may be required to suspend or postpone any payments or transfers for any period when:

1. the New York Stock Exchange is closed (other than customary weekend and holiday closings);

2.    trading  on  the  New  York  Stock  Exchange  is  restricted;

3. an emergency exists as a result of which disposal of shares of the investment portfolios not reasonably practicable or Cova cannot reasonably value the shares of the investment portfolios;

4. during any other period when the Securities and Exchange Commission, by order, so permits for the protection of owners.

OWNERSHIP

OWNER . You, as the owner of the Policy, have all of the rights under the Policy. If you die while the Policy is still in force and the insured is living, ownership passes to a successor owner or if none, then your estate becomes the owner.

JOINT OWNER . The Policy can be owned by joint owners. Authorization of both joint owners is required for all Policy changes except for telephone transfers.

BENEFICIARY . The beneficiary is the person(s) or entity you name to receive any death benefit. The beneficiary is named at the time the Policy is issued unless changed at a later date. Unless an irrevocable beneficiary has been named, you can change the beneficiary at any time before the insured dies. If there is an irrevocable beneficiary, all Policy changes except premium allocations and transfers require the consent of the beneficiary.

ASSIGNMENT  .    You  can  assign  the  Policy.





                                   PART II
                               MORE INFORMATION

THE  COMPANY

Cova Financial Services Life Insurance Company (Cova) was originally incorporated on August 17, 1981 as Assurance Life Company, a Missouri corporation and changed its name to Xerox Financial Services Life Insurance Company in 1985. On June 1, 1995, a wholly-owned subsidiary of General American Life Insurance Company (General American) purchased Cova from Xerox Financial Services, Inc. (XFS). The acquisition of Cova included related companies (Acquisition). On June 1, 1995, Cova changed its name to Cova Financial Services Life Insurance Company. Cova presently is licensed to do business in the District of Columbia and all states except California, Maine, New Hampshire, New York and Vermont.

General American is a St. Louis-based mutual company with more than $250 billion of life insurance in force and approximately $15 billion in assets. It provides life and health insurance, retirement plans, and related financial services to individual and groups.

In conjunction with the Acquisition, Cova entered into a financing reinsurance transaction that caused OakRe Life Insurance Company (OakRe), a Missouri licensed insurer and a wholly-owned XFS subsidiary, to assume the benefits and risks of existing single premium deferred annuity deposits(SPDAs) which aggregated to $3,059 million at December 31, 1994. In exchange, Cova transferred specifically identified assets to OakRe which had a carrying value of $3,150.4 million at December 31, 1994. Ownership of OakRe was retained by XFS subsequent to the Acquisition. The receivable from OakRe to Cova that was created by this transaction will be liquidated over the remaining crediting rate guarantee periods (which will be substantially all expired in five years) by the transfer of cash in the amount of the then current account value, less a recapture fee to OakRe on policies retained beyond their 30-day no-fee surrender window by Cova, upon the next crediting reset date of each annuity policy. Cova should then retain and assume the benefits and risks of those deposits thereafter.

All of Cova's deposit obligations are fully guaranteed by General American and the receivable from OakRe equal to the SPDA obligations guaranteed by OakRe's parent, XFS. In the event that both OakRe and XFS default on the receivable, Cova may draw funds from a standby bank irrevocable letter of credit established by XFS in the amount of $500 million.

In substance, the structure of the Acquisition allowed the seller, XFS, to retain substantially all of the existing financial benefits and risks of the existing business, while General American obtained the corporate licenses, marketing and administrative capabilities of Cova, and access to the retention of the policyholder deposit base that persists beyond the next crediting rate reset date.

On April 1, 1996, Cova contributed initial capital to the Large Cap Stock and Quality Bond Portfolios, by making a capital contribution through another Separate Account. As of September 30, 1996, the capital contributed to the Quality Bond Portfolio represented approximately 67% of the total assets of such Portfolio and the capital contributed to the Large Cap Stock Portfolio by Cova represented approximately 88% of the total assets of such Portfolio. Cova currently intends to remove these assets from the Portfolios on a pro rata basis in proportion to money invested in the Portfolios by both variable annuity and variable life contract owners.

Executive  Officers  and  Directors  of  Cova
     The directors and executive officers of Cova and their principal occupations for the past five years are as follows:

Name                    Principal Occupation During the Past Five Years
----------------------  -------------------------------------------------
William A. Anthony*     Vice President of Cova - _____________to present;
                        Vice President of Cova Financial Life Insurance
                        Company (CFLIC) - _______ to present; Vice
                        President of Cova Life Management Company (CLMC)-
                        ___________ to present

John W. Barber#         Director of Cova - June, 1995 to present;
                        Director of First Cova Life Insurance Company
                        (FCLIC) - June, 1995 to present; Director of
                        CFLIC - June, 1995 to present; Vice President
                        and Controller of General American Life Insurance
                        Company - December, 1984 to present; President
                        and Director of Equity Intermediary Company -
                        October, 1998 to present.

Jerome P. Darga*        Vice President of Cova - ________ to present;
                        Vice President of and Assistant Secretary of
                        CLMC - ______________ to present.

Judy M. Drew*           Vice President of Cova - ____________ to present;
                        Vice President of CFLIC - ___________ to present;
                        Vice President of FCLIC - ___________ to present;
                        Senior Vice President of CLMC - _________ to
                        present;  President, COO and Director of Cova
                        Life Sales Company (CLSC) - _________ to present.

Patricia E. Gubbe*      Vice President of Cova - ____________ to present;
                        Vice President of CFLIC - ___________ to present;
                        Vice President of FCLIC - ___________ to present;
                        First Vice President of CLMC - _________ to
                        present;  Vice President, Chief Compliance
                        Officer and Director of CLSC - _________ to
                        present.

Philip Haley*           Vice President of Cova - ____________ to present;
                        Vice President of CFLIC - ___________ to present;
                        Vice President of FCLIC - ___________ to present;
                        Vice President of CLSC - _________ to present;
                        Senior Vice President of CLMC - _________ to
                        present.

Christopher S. Harden*  Vice President of Cova - ____________ to present;
                        Vice President of CFLIC - ___________ to present;
                        First Vice President of CLMC - ___________ to present;

Jeffery K. Hoelzel*     Secretary and Director of Cova - June, 1992 to
                        present; Secretary and Director of CFLIC - ______
                        to present; Secretary and Director FCLIC - ______
                        to present; Secretary and Director of Cova
                        Investment Advisory Corporation (Advisory) -
                        __________ to present; Secretary and Director of
                        Cova Investment Allocation Corporation
                        (Allocation) - __________ to present; Secretary
                        of CLSC - ____________ to present; Senior Vice
                        President, General Counsel, Secretary and
                        Director of CLMC - _______ to present; Senior
                        Vice President, Secretary and Director of Cova
                        Series Trust (Trust) - __________ to present.
                        Prior to joining the Cova organization, Mr.
                        Hoelzel was an associate at the Chicago law firm
                        of Lord, Bissell & Brook.

Robert J. Hopson*       Vice President, Chief Actuary and Director of
                        Cova - _______ to present; Vice President, Chief
                        Actuary and Director of CFLIC - _______ to
                        present; Vice President, Chief Actuary and
                        Director of FCLIC - _________ to present;
                        Senior Vice President, Chief Actuary and Director
                        of CLMC - __________ to present.

Thomas E. Hughes#       Treasurer and Director of Cova - __________ to
                        present; Treasurer of FCLIC - _________ to
                        present; Corporate Actuary and Treasurer of
                        General American Life Insurance Company -
                        October, 1994 to present.  Formerly, Executive
                        Vice President - Group Pensions General
                        American Life Insurance Company - March, 1990 to
                        October, 1994; In addition to the Cova companies,
                        Director of the following General American
                        subsidiary companies: Paragon Life Insurance
                        Company and RGA Reinsurance Company - October,
                        1994 to present.  Treasurer of the following
                        General American subsidiary companies: Paragon
                        Life Insurance Company, General Life Insurance
                        Company of America, General Life Insurance
                        Company, General American Holding Company, Red
                        Oak Realty company, Gen Mark Incorporated,
                        Walnut Street Securities, Inc., Walnut Street
                        Advisers, Inc., White Oak Royalty Company, Walnut
                        Street Funds, Inc., and RGA Reinsurance Company -
                        October, 1994 to present.

Douglas E. Jacobs*      Vice President of Cova - ____________ to present;
                        Vice President of CFLIC - ___________ to present;
                        Vice President of CLMC - ___________ to present.

William C. Mair*        Vice President, Controller and Director of Cova -
                        ____________ to present; Vice President,
                        Controller and Director of CFLIC - ___________ to
                        present; Vice President, Controller and Director
                        of FCLIC - to present; Director of CLSC -
                        ____________ to present; Senior Vice President,
                        Treasurer, Controller and Director of CLMC -
                        __________ to present; Vice President, Treasurer
                        and Controller for Advisory and Allocation -
                        _________ to present; Vice President, Treasurer,
                        Controller, Chief Financial Officer, Chief
                        Accounting Officer and Director of Trust -
                        ___________ to present.

Matthew P. McCauley#    Director of Cova - __________ to present;
                        Director of CFLIC - __________ to present;
                        Director of FCLIC - __________ to present;
                        Associate General Counsel and Vice President of
                        General American Life Insurance Company -
                        __________ to present; Also, Director, Vice
                        President, General Counsel and Secretary for
                        several other General American subsidiaries;
                        including Equity Intermediary Company, Red Oak
                        Realty Company, and White Oak Royalty Company;
                        General American Holding Company and Paragon
                        Life Insurance Company.  General Counsel and
                        Secretary , Reinsurance Group of America,
                        Incorporated.  Director and Secretary, General
                        American Capital Company.  General Counsel and
                        Secretary Conning Corporation. General Counsel
                        Conning Asset Management Company.  Director of
                        RGA Reinsurance Company, Walnut Street
                        Securities, Inc. Secretary to The Walnut Street
                        Funds, Inc.

Patrice L. Peltier*     Vice President and Director of Cova - _________
                        to present; Vice President and Director of
                        CFLIC - ___________ to present; Vice President
                        and Director of FCLIC - _________ to present;
                        Senior Vice President and Director for CLMC -
                        ___________ to present.

Leonard M. Rubenstein#  Chairman of the Board of Directors of Cova -
                        ___________ to present; Chairman of the Board of Directors of CFLIC, FCLIC, CLMC, Advisory and
                        Allocation - __________ to present; Executive
                        Vice President and Director of General American
                        Life Insurance Company - _________ to present.
                        Mr. Rubenstein also holds various positions with the General American subsidiaries as follows:
                        Director and Treasurer of General American
                        Capital Company; Senior Vice President -
                        Investments, Treasurer and Director of
                        Reinsurance Group of America, Incorporated;
                        Director of Paragon Life Insurance Company;
                        Director of General American Holding Company;
                        Chief Executive Officer, Chairman and Director for Conning Corporation; Director for the following: General Life Insurance Company,
                        Security Equity Life Insurance Company, BHIF
                        America de Vida Seguros S.A. (Chile), Manatial
                        Seguros de Vida S.A. (Argentina), Red Oak
                        Realty Company, General Life Insurance Company of American and RGA Reinsurance Company;
                        Secretary and Director for RGA Sud america S.A.

Myron H. Sandberg*      Vice President of Cova - ____________ to present;
                        Vice President of CFLIC - ___________ to present;
                        Vice President of CLMC - ____________ to present;

John W. Schaus*         Vice President of Cova - ____________ to present;
                        Vice President of CFLIC - ___________ to present;
                        Vice President of CLMC - ____________ to present;

Lorry J. Stensrud*      President and Director of Cova - _________
                        to present; President and Director of CFLIC -
                        _________ to present; President and Director of
                        CLMC, Advisory and Allocation - __________ to
                        present; Director of CLSC - __________ to
                        present; President and Chief Executive Officer of
                        Trust - __________ to present.


* Business Address:     Cova, One Tower Lane, Suite 3000, Oakbrook
                        Terrace, IL 60181

# Business Address:     General American, 13045 Tesson Ferry Road,
                        St. Louis, MO 63128




VOTING

In accordance with its view of present applicable law, Cova will vote the shares of the investment portfolios at special meetings of shareholders in accordance with instructions received from owners having a voting interest. Cova will vote shares for which it has not received instructions in the same proportion as it votes shares for which it has received instructions. Cova will vote shares it owns in the same proportion as it votes shares for which it has received instructions. The funds do not hold regular meetings of shareholders.

If the 1940 Act or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result Cova determines that it is permitted to vote the shares of the funds in its own right, it may elect to do so.

The voting interests of the owner in the funds will be determined as follows: owners may cast one vote for each $100 of account value of a Policy which is allocated to an investment portfolio on the record date. Fractional votes are counted.

The number of shares which a person has a right to vote will be determined as of the date to be chosen by Cova not more than sixty (60) days prior to the meeting of the fund. Voting instructions will be solicited by written communication at least fourteen (14) days prior to such meeting.

Each owner having such a voting interest will receive periodic reports relating to the investment portfolios in which he or she has an interest, proxy material and a form with which to give such voting instructions.

DISREGARD OF VOTING INSTRUCTIONS . Cova may, when required to do so by state insurance authorities, vote shares of the funds without regard to instructions from owners if such instructions would require the shares to be voted to cause an investment portfolio to make, or refrain from making, investments which would result in changes in the sub-classification or investment objectives of the investment portfolio. Cova may also disapprove changes in the investment policy initiated by owners or trustees of the funds, if such disapproval is reasonable and is based on a good faith determination by Cova that the change would violate state or federal law or the change would not be consistent with the investment objectives of the investment portfolios or which varies from the general quality and nature of investments and investment techniques used by other funds with similar investment objectives underlying other variable contracts offered by Cova or of an affiliated company. In the event Cova does disregard voting instructions, a summary of this action and the reasons for such action will be included in the next semi-annual report to owners.

THE  SEPARATE  ACCOUNT

Cova has established the separate account, Cova Variable Life Account One (Separate Account), to hold the assets that underlie the Policies. The Board of Directors of Cova adopted a resolution to establish the Separate Account under Missouri insurance law on February 24, 1987. The Separate Account has not yet commenced operations. Cova has registered the Separate Account with the Securities Exchange Commission as a unit investment trust under the Investment Company Act of 1940.

The investment program of the Separate Account will not be changed without the approval by the Insurance Commissioner of the state of Missouri. If required, the approval process is on file with the Commissioner of the state in which this Policy is issued.

If the New York Stock Exchange is closed (except for holidays and weekends) or trading is restricted due to an emergency as defined by the Securities and Exchange Commission so that Cova cannot value accumulation units, Cova may postpone all procedures which require valuation of the accumulation units until valuation is possible.

LEGAL  OPINIONS

Legal matters in connection with the Policies described herein are being passed upon by the law firm of Blazzard, Grodd & Hasenauer, P.C., Westport, Connecticut.

REDUCTION  OR  ELIMINATION  OF  SURRENDER  CHARGE

The amount of the Surrender Charge on the Policies may be reduced or eliminated when sales of the Policies are made to individuals or to a group of individuals in a manner that results in savings of sales expenses. The entitlement to a reduction of the Surrender Charge will be determined by Cova after examination of all the relevant factors such as:

     1. The size and type of group to which sales are to be made will be considered. Generally, the sales expenses for a larger group are less than for a smaller group because of the ability to implement large numbers of Policies with fewer sales contacts.

     2.    The  total  amount  of  purchase  payments  to  be received will be
considered.    Per  Policy  sales  expenses  are  likely  to be less on larger purchase  payments  than  on  smaller  ones.

     3. Any prior or existing relationship with Cova will be considered. Per Policy sales expenses are likely to be less when there is a prior existing relationship because of the likelihood of implementing the Policy with fewer sales contacts.

     4. There may be other circumstances, of which Cova is not presently aware, which could result in reduced sales expenses.

If, after consideration of the foregoing factors, Cova determines that there will be a reduction in sales expenses, Cova may provide for a reduction or elimination of the surrender charge.

The Surrender Charge may be eliminated when the Policies are issued to an officer, director or employee of Cova or any of its affiliates. In no event will any reduction or elimination of the Surrender Charge be permitted where the reduction or elimination will be unfairly discriminatory to any person.

MISSTATEMENT  OF  AGE  OR  SEX

If the age or sex of the insured(s) has been incorrectly stated, the death benefit will be adjusted to reflect the death benefit that would have been provided by the last cost of insurance at the correct age and/or sex of the insured.

COVA'S  RIGHT  TO  CONTEST

Cova cannot contest the validity of the Policy except in the case of fraud after it has been in effect during the insured's lifetime for two years from the policy date. If the Policy is reinstated, the two-year period is measured from the date of reinstatement. In addition, if the insured commits suicide in the two-year period, or such period as specified in state law, the benefit payable will be limited to premiums paid less Debt and less any surrenders.

SETTLEMENT  OPTIONS

The cash surrender value or the Death Proceeds may be paid in a lump sum or may be applied to one of the Settlement Options. The Settlement Options are:
     Option  1:  Life  Annuity
     Option  2:  Life  Annuity  with  5,  10  or  20  years  guaranteed
     Option  3:  Joint  and  Last  Survivor  Annuity
     Option  4:  Payments  for  a  Designated  Period

You or the beneficiary can select to have the Settlement Options payable on either a fixed or variable basis.

TAX  STATUS

NOTE: The following description is based upon Cova's understanding of current federal income tax law applicable to life insurance in general. Cova cannot predict the probability that any changes in such laws will be made. Purchasers are cautioned to seek competent tax advice regarding the possibility of such changes. Section 7702 of the Internal Revenue Code of 1986, as amended ("Code"), defines the term "life insurance contract" for purposes of the Code. Cova believes that the Policies to be issued will qualify as "life insurance contracts" under Section 7702. Cova does not guarantee the tax status of the Policies. Purchasers bear the complete risk that the Policies may not be treated as "life insurance" under federal income tax laws. Purchasers should consult their own tax advisers. It should be further understood that the following discussion is not exhaustive and that special rules not described in this Prospectus may be applicable in certain situations.

INTRODUCTION . The discussion contained herein is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax adviser. No attempt is made to consider any applicable state or other tax laws. Moreover, the discussion herein is based upon Cova's understanding of current federal income tax laws as they are currently interpreted. No representation is made regarding the likelihood of continuation of those current federal income tax laws or of the current interpretations by the Internal Revenue Service.

Cova is taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from Cova and its operations form a part of Cova.

DIVERSIFICATION . Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable life insurance policies. The Code provides that a variable life insurance policy will not be treated as life insurance for any period (and any subsequent period) for which the investments are not, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"), adequately diversified. Disqualification of the Policy as a life insurance contract would result in imposition of federal income tax to the owner with respect to earnings allocable to the Policy prior to the receipt of payments under the Policy. The Code contains a safe harbor provision which provides that life insurance policies such as the Policies meet the diversification requirements if, as of the close of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than fifty-five (55%) percent of the total assets consist of cash, cash items, U.S. Government securities and securities of other regulated investment companies. There is an exception for securities issued by the U.S. Treasury in connection with variable life insurance policies.

On  March  2,  1989,  the  Treasury Department issued Regulations (Treas. Reg.
Section 1.817-5), which established diversification requirements for the investment portfolios underlying variable contracts such as the Policies. The Regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the Regulations, an investment portfolio will be deemed adequately diversified if: (i) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (ii) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (iii) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (iv) no more than 90% of the value of the total assets of the portfolio is represented by any four investments. For purposes of these Regulations, all securities of the same issuer are treated as a single investment.

The Code provides that, for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer".

Cova intends that each investment portfolio underlying the Policies will be managed by the Managers in such a manner as to comply with these diversification requirements.

The Treasury Department has indicated that the diversification Regulations do not provide guidance regarding the circumstances in which owner control of the investments of the Separate Account will cause the owner to be treated as the owner of the assets of the Separate Account, thereby resulting in the loss of favorable tax treatment for the Policy. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

The amount of owner control which may be exercised under the Policy is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policy owner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the owner to be considered as the owner of the assets of the Separate Account.

In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in the owner being retroactively determined to be the owner of the assets of the Separate Account.

Due to the uncertainty in this area, Cova reserves the right to modify the Policy in an attempt to maintain favorable tax treatment.

TAX TREATMENT OF THE POLICY . The Policy has been designed to comply with the definition of life insurance contained in Section 7702 of the Code. Although some interim guidance has been provided and proposed regulations have been issued, final regulations have not been adopted. Section 7702 of the Code requires the use of reasonable mortality and other expense charges. In establishing these charges, Cova has relied on the interim guidance provided in IRS Notice 88-128 and proposed regulations issued on July 5, 1991. Currently, there is even less guidance as to a Policy issued on a substandard risk basis and thus it is even less clear whether a Policy issued on such basis would meet the requirements of Section 7702 of the Code.

While Cova has attempted to comply with Section 7702, the law in this area is very complex and unclear. There is a risk, therefore, that the Internal Revenue Service will not concur with Cova's interpretations of Section 7702 that were made in determining such compliance. In the event the Policy is determined not to so comply, it would not qualify for the favorable tax treatment usually accorded life insurance policies. Owners should consult their tax advisers with respect to the tax consequences of purchasing the Policy.

POLICY PROCEEDS . Loan proceeds and/or surrender payments from the Policies are fully taxable to the extent of income in the Policy and may further be subject to an additional 10% federal income tax penalty. (See "Tax Treatment of Loans and Surrenders".) Otherwise, the Policy should receive the same federal income tax treatment as any other type of life insurance. As such, the death benefit thereunder is excludable from the gross income of the beneficiary under Section 101(a) of the Code and any benefits paid under the Accelerated Death Benefit Rider shall be excludable from gross income under
Section 101(g) of the Code. Furthermore, the owner is not deemed to be in constructive receipt of the account value or cash surrender value, including increments thereon, under a Policy until surrender thereof. If the Death Proceeds are to be paid under one of the Settlement Options, the payments will be prorated between the amount attributable to the death benefit which will be excludable from the beneficiary's income and the amount attributable to interest which will be includable in the beneficiary's income.

Federal, state and local estate, inheritance and other tax consequences of ownership, or receipt of Policy proceeds, depend on the circumstances of each Policy owner or beneficiary. Owners and beneficiaries should consult their tax adviser.

JOINT LIVES . The Policy may be issued with a Joint Life Rider providing for the payment of the death benefit upon the death of the last surviving insured. While Cova believes that a Policy issued on this basis complies with Section 7702 of the Code, such circumstances are not directly addressed in either
Section 7702 or the regulations issued thereunder. In the absence of regulation or other guidelines, there is some uncertainty as to whether a Policy with such a joint life feature meets the requirements of Section 7702 of the Code.
TAX TREATMENT OF LOANS AND SURRENDERS . The Code alters the tax treatment accorded to loans and certain distributions from life insurance policies which are deemed to be "modified endowment contracts". The Policy's premium requirements are such that Policies issued on or after June 21, 1988 will be treated as modified endowment contracts. A Policy received in exchange for a modified endowment contract is also a modified endowment contract regardless of whether it meets the 7-pay test.

However, an exchange under Section 1035 of the code of a life insurance policy entered into before June 21, 1988 for the Policy will not cause the Policy to be treated as a modified endowment contract if no additional premiums are paid and there is no increase in benefits as a result of the exchange.

A Policy that was entered into prior to June 21, 1988 may be deemed to be a modified endowment contract if it is materially changed and fails to meet the 7-pay test. A Policy fails to meet the 7-pay test when the cumulative amount paid under the Policy at any time during the first 7 Policy Years exceeds the sum of the net level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven (7) level annual premiums. A material change would include any increase in the future benefits provided under a policy unless the increase is attributable to: (1) the payment of premiums necessary to fund the lowest death benefit and qualified additional benefits payable in the first seven policy years; or (2) the crediting of interest or other earnings (including policyholder dividends) with respect to such premiums.

Assuming that the Policy will be treated as a modified endowment contract, surrenders and/or loan proceeds are taxable to the extent of income in the Policy. Such distributions are deemed to be on a last-in, first-out basis, which means the taxable income is distributed first. Loan proceeds and/or surrender payments may also be subject to an additional 10% federal income tax penalty applied to the income portion of such distribution. The penalty shall not apply, however, to any distribution: (1) made on or after the date on which the taxpayer reaches age 59 1/2; (2) which is attributable to the taxpayer becoming disabled (within the meaning of Section 72(m)(7) of the
Code); or (3) which is part of a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of
such  taxpayer  and  his  beneficiary.    Furthermore,  only  under  limited
circumstances  will  interest  paid  on  Policy  loans  be  tax  deductible.

Policy owners should seek competent tax advice on the tax consequences of taking loans, making a partial or total surrender or making any material modifications to their Policies.

MULTIPLE POLICIES . The Code further provides that multiple modified endowment contracts that are issued within a calendar year period to the same owner by one company or its affiliates are treated as one modified endowment contract for purposes of determining the taxable portion of any loans or distributions. Such treatment may result in adverse tax consequences including more rapid taxation of the loans or distributed amounts from such combination of contracts. Policy owners should consult a tax adviser prior to purchasing more than one modified endowment contract in any calendar year period.

TAX TREATMENT OF ASSIGNMENTS . An assignment of a Policy or the change of ownership of a Policy may be a taxable event. Policy owners should therefore consult competent tax advisers should they wish to assign or change the owner of their Policies.

QUALIFIED PLANS . The Policies may be used in conjunction with certain qualified plans. Because the rules governing such use are complex, a purchaser should not do so until he has consulted a competent qualified plans consultant.

INCOME  TAX  WITHHOLDING

All distributions or the portion thereof which is includable in gross income of the Policy owner are subject to federal income tax withholding. However, the Policy owner in most cases may elect not to have taxes withheld. The Policy owner may be required to pay penalties under the estimated tax rules, if the Policy owner's withholding and estimated tax payments are insufficient.

REPORTS  TO  OWNERS

Cova will send to each owner semi-annual and annual reports of the Separate Account. Within 30 days after each policy anniversary, an annual statement will be sent to each owner. The statement will show the current amount of death benefit payable under the Policy, the current account value, the current cash surrender value, current debt and will show all transactions previously confirmed. The statement will also show premiums paid and all charges deducted during the policy year.

Confirmations  will  be  mailed  to  Policy  owners  within  seven days of the
transaction  of:    (a)  the  receipt  of  premium;  (b)  any transfer between investment  portfolios;  (c)  any loan, interest repayment, or loan repayment;
(d) any surrender; (e) exercise of the free look privilege; and (f) payment of the death benefit under the Policy. Upon request a Policy owner shall be entitled to a receipt of premium payment.

LEGAL  PROCEEDINGS

There are no legal proceedings to which the Separate Account or the Distributor is a party or to which the assets of the Separate Account are subject. Cova is not involved in any litigation that is of material importance in relation to its total assets or that relates to the Separate Account.

EXPERTS

The consolidated financial statement of Cova as of December 31, 1996 and 1995 and for each of the years in the three-year period ended December 31, 1996, included herein, have been included in reliance upon the reports of _____________, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. There are no financial statements for the Separate Account because it has not yet commenced operations.

FINANCIAL  STATEMENTS

[Cova's  Financial  Statements  will  be  inserted  here  when a Pre-effective
Amendment  is  filed.    There  are  no  financial statements for the Separate
Account  because  it  has  not  yet  commenced  operations.]



                                  APPENDIX A
                        ILLUSTRATION OF POLICY VALUES

In  order  to  show  you  how  the  Policy works, we created some hypothetical
examples.    We chose two males ages 55 and 70 and a husband and wife age 65.
Our hypothetical insureds are in good health which means the Policy would be issued with standard rates. The initial premium was $______ and is 100% of the maximum premium limit. This results in a face amount of insurance of $________.

There are three illustrations -- all of which are based on the above. We also assumed that the underlying investment portfolio had gross rates of return of 0%, 6%, 12%. This means that the underlying investment portfolio would earn these rates of return before the deduction of the advisory fee and operating expenses. When these costs are taken into account, the net annual investment return rates (net of an average of 0.72% for these charges) are approximately -0.72%, 5.28% and 11.28%.

It is important to be aware that this illustration assumes a level rate of return for all years. If the actual rate of return moves up and down over the years instead of remaining level, this may make a big difference in the long-term investment results of your Policy.

In order to properly show you how the Policy actually works, we calculated values for the account value, cash surrender value and the net death benefit. The net death benefit is the death benefit minus any outstanding loans and loan interest accrued or partial surrenders. We used the charges we described in the Expenses Section of the Prospectus. These charges are: (1) Mortality and Expense Risk Charge equal to an annual rate of 0.90% of the account value in the investment portfolios for the first ten years and 0.75% after that; (2) an administrative charge equal to an annual rate of 0.40% of the account value; (3) a tax expense charge equal to an annual rate of 0.40% of the account value for the first 10 years; (4) any surrender charges or deferred premium tax charge which may be applicable in determining the cash surrender values; and (5) the policy maintenance charge. We also deducted for the cost of insurance based on both the current charges and the guaranteed charges.

There is also a column labeled "Premiums Accumulated at 5% Interest Per Year."
 This  shows  how  $10,000  grows  if  it  was  invested  at  5%  per  year.

We will furnish you, upon request, a comparable personalized illustration reflecting the proposed insured's age, risk classification, face amount, the proposed initial premium, and reflecting both the current cost of insurance and the guaranteed cost of insurance.



                COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY
               MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                          HYPOTHETICAL ILLUSTRATION

                              Single Life Option
                   Male, Issue Age 55, Standard Rate Class
    $_________ Single Premium                    Face Amount of  $_______

          Assuming Hypothetical Gross Annual Investment Return of 0%

                        CURRENT  CHARGES*            GUARANTEED  CHARGES**
                        -------  ---------           ----------  ---------
        Premiums
End of  Accumulated              Cash       Net                  Cash       Net
Policy  at 5% Interest  Account  Surrender  Death    Account     Surrender  Death
Year    Per Year        Value    Value      Benefit  Value       Value      Benefit
------  --------------  -------  ---------  -------  ----------  ---------  -------

1
2
3
4
5
6
7
8
9
10

15
20
25
30



* These values reflect investment results using current cost of insurance rates.
** These values reflect investment results using guaranteed cost of insurance rates.

THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE NET DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.



                COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY
               MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                          HYPOTHETICAL ILLUSTRATION

                              Single Life Option
                   Male, Issue Age 55, Standard Rate Class
       $_________ Single Premium               Face Amount of  $_______

          Assuming Hypothetical Gross Annual Investment Return of 0%

                        CURRENT  CHARGES*            GUARANTEED  CHARGES**
                        -------  ---------           ----------  ---------
        Premiums
End of  Accumulated              Cash       Net                  Cash       Net
Policy  at 5% Interest  Account  Surrender  Death    Account     Surrender  Death
Year    Per Year        Value    Value      Benefit  Value       Value      Benefit
------  --------------  -------  ---------  -------  ----------  ---------  -------

1
2
3
4
5
6
7
8
9
10

15
20
25
30




* These values reflect investment results using current cost of insurance rates.
** These values reflect investment results using guaranteed cost of insurance rates.

THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE NET DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.



                COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY
               MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                          HYPOTHETICAL ILLUSTRATION

                              Single Life Option
                   Male, Issue Age 55, Standard Rate Class
       $_________ Single Premium               Face Amount of  $_______

          Assuming Hypothetical Gross Annual Investment Return of 0%

                        CURRENT  CHARGES*            GUARANTEED  CHARGES**
                        -------  ---------           ----------  ---------
        Premiums
End of  Accumulated              Cash       Net                  Cash       Net
Policy  at 5% Interest  Account  Surrender  Death    Account     Surrender  Death
Year    Per Year        Value    Value      Benefit  Value       Value      Benefit
------  --------------  -------  ---------  -------  ----------  ---------  -------

1
2
3
4
5
6
7
8
9
10

15
20
25
30



* These values reflect investment results using current cost of insurance rates.
** These values reflect investment results using guaranteed cost of insurance rates.

THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE NET DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY
               MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                          HYPOTHETICAL ILLUSTRATION

                               Single Life Option
                    Male, Issue Age 70, Standard Rate Class
        $________ Single Premium             Face Amount of $_________

         Assuming  Hypothetical Gross Annual Investment Return of 6%

                        CURRENT  CHARGES*            GUARANTEED  CHARGES**
                        -------  ---------           ----------  ---------
        Premiums
End of  Accumulated              Cash       Net                  Cash       Net
Policy  at 5% Interest  Account  Surrender  Death    Account     Surrender  Death
Year    Per Year        Value    Value      Benefit  Value       Value      Benefit
------  --------------  -------  ---------  -------  ----------  ---------  -------
1
2
3
4
5
6
7
8
9
10

15
20
25
30



* These values reflect investment results using current cost of insurance rates.
** These values reflect investment results using guaranteed cost of insurance rates.

THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE NET DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.



                COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY
               MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                          HYPOTHETICAL ILLUSTRATION

                               Single Life Option
                    Male, Issue Age 70, Standard Rate Class
        $________ Single Premium             Face Amount of $_________

         Assuming  Hypothetical Gross Annual Investment Return of 6%

                        CURRENT  CHARGES*            GUARANTEED  CHARGES**
                        -------  ---------           ----------  ---------
        Premiums
End of  Accumulated              Cash       Net                  Cash       Net
Policy  at 5% Interest  Account  Surrender  Death    Account     Surrender  Death
Year    Per Year        Value    Value      Benefit  Value       Value      Benefit
------  --------------  -------  ---------  -------  ----------  ---------  -------
1
2
3
4
5
6
7
8
9
10

15
20
25
30




* These values reflect investment results using current cost of insurance rates.
** These values reflect investment results using guaranteed cost of insurance rates.

THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE NET DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.



                COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY
               MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                          HYPOTHETICAL ILLUSTRATION

                               Single Life Option
                    Male, Issue Age 70, Standard Rate Class
        $________ Single Premium             Face Amount of $_________

         Assuming  Hypothetical Gross Annual Investment Return of 6%

                        CURRENT  CHARGES*            GUARANTEED  CHARGES**
                        -------  ---------           ----------  ---------
        Premiums
End of  Accumulated              Cash       Net                  Cash       Net
Policy  at 5% Interest  Account  Surrender  Death    Account     Surrender  Death
Year    Per Year        Value    Value      Benefit  Value       Value      Benefit
------  --------------  -------  ---------  -------  ----------  ---------  -------
1
2
3
4
5
6
7
8
9
10

15
20
25
30




* These values reflect investment results using current cost of insurance rates.
** These values reflect investment results using guaranteed cost of insurance rates.

THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE NET DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY
               MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                          HYPOTHETICAL ILLUSTRATION

                                Joint Life Option
          Male, Issue Age 65, Female, Issue Age 65, Standard Rate Class
        $________ Single Premium              Face Amount of $_________

Assuming    Hypothetical  Gross  Annual  Investment  Return  of  12%

                        CURRENT  CHARGES*            GUARANTEED  CHARGES**
                        -------  ---------           ----------  ---------
        Premiums
End of  Accumulated              Cash       Net                  Cash       Net
Policy  at 5% Interest  Account  Surrender  Death    Account     Surrender  Death
Year    Per Year        Value    Value      Benefit  Value       Value      Benefit
------  --------------  -------  ---------  -------  ----------  ---------  -------
1
2
3
4
5
6
7
8
9
10

15
20
25
30




* These values reflect investment results using current cost of insurance rates.
** These values reflect investment results using guaranteed cost of insurance rates.

THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE NET DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.



                COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY
               MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                          HYPOTHETICAL ILLUSTRATION

                                Joint Life Option
          Male, Issue Age 65, Female, Issue Age 65, Standard Rate Class
        $________ Single Premium              Face Amount of $_________

Assuming    Hypothetical  Gross  Annual  Investment  Return  of  12%

                        CURRENT  CHARGES*            GUARANTEED  CHARGES**
                        -------  ---------           ----------  ---------
        Premiums
End of  Accumulated              Cash       Net                  Cash       Net
Policy  at 5% Interest  Account  Surrender  Death    Account     Surrender  Death
Year    Per Year        Value    Value      Benefit  Value       Value      Benefit
------  --------------  -------  ---------  -------  ----------  ---------  -------
1
2
3
4
5
6
7
8
9
10

15
20
25
30




* These values reflect investment results using current cost of insurance rates.
** These values reflect investment results using guaranteed cost of insurance rates.

THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE NET DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.



                COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY
               MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE
                          HYPOTHETICAL ILLUSTRATION

                                Joint Life Option
          Male, Issue Age 65, Female, Issue Age 65, Standard Rate Class
        $________ Single Premium              Face Amount of $_________

Assuming    Hypothetical  Gross  Annual  Investment  Return  of  12%

                        CURRENT  CHARGES*            GUARANTEED  CHARGES**
                        -------  ---------           ----------  ---------
        Premiums
End of  Accumulated              Cash       Net                  Cash       Net
Policy  at 5% Interest  Account  Surrender  Death    Account     Surrender  Death
Year    Per Year        Value    Value      Benefit  Value       Value      Benefit
------  --------------  -------  ---------  -------  ----------  ---------  -------
1
2
3
4
5
6
7
8
9
10

15
20
25
30



* These values reflect investment results using current cost of insurance rates.
** These values reflect investment results using guaranteed cost of insurance rates.

THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RESULTS. THE NET DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.



                                   PART II

                         UNDERTAKING TO FILE REPORTS

a. Subject to the terms and conditions of Section 15(d) of the Securities and Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority confined in that section.

b. Pursuant to Investment Company Act Rule 26(e), Cova Financial Services Life Insurance Company ("Company") hereby represents that the fees and charges deducted under the Policy described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                               INDEMNIFICATION

The  Bylaws  of  the  Company  (Article  IV,  Section  1)  provide  that:

Each person who is or was a director, officer or employee of the corporation or is or was serving at the request of the corporation as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise (including the heirs, executors, administrators or estate of such person) shall be indemnified by the corporation as of right to the full extent permitted or authorized by the laws of the State of Missouri, as now in effect and as hereafter amended, against any liability, judgment, fine, amount paid in settlement, cost and expenses (including attorney's fees) asseted or out of his status as a director, officer or employee of the corporation or if serving at the request of the corporation, as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise. The indemnification provided by this bylaw provision shall not be exclusive of any other rights to which those indemnified may be entitled under any other bylaw or under any agreement, vote of shareholders or disinterested directors or otherwise, and shall not limit in any way any right which the corporation may have to make different or further indemnification with respect to the same or different persons or classes of persons.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted directors and officers or controlling person of the Company pursuant to the foregoing, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


                      CONTENTS OF REGISTRATION STATEMENT

The  Registration  Statement  comprises  the  papers  and  documents:

     The  facing  sheet

     The  Prospectus  consisting  of  __  pages.

     Undertakings  to  file  reports.

     The  signatures.

     The  following  exhibits.

A. Copies of all exhibits required by paragraph A of instructions for Exhibits in Form N-8B-2.

1.        Resolution  of  the  Board  of  Directors  of  the  Company
2.        Not  Applicable
3.a.      Principal  Underwriter's  Agreement
3.b.      General  Agency  Agreement  (to  be  filed  by  amendment)
3.c.      Schedules  of  Commissions  (to  be  filed  by  Amendment)
4.        Not  Applicable
5.        Modified  Single  Premium  Variable  Life  Insurance  Policy
6.a.      Articles  of  Incorporation  of  the  Company
6.b.      Bylaws  of  the  Company
7.        Not  Applicable
8.        Not  Applicable
9.        Not  Applicable
10.       Application  Form
11.       Powers  of  Attorney

B.        Opinion  and  Consent  of  Counsel  (to  be  filed  by  amendment)

C.        Consent  of  Actuary  (to  be  filed  by  Amendment)

D.        Consent  of  Independent  Accountants  (to  be filed by amendment)



                                  SIGNATURES

As required by the Securities Act of 1933, the registrant has caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Oakbrook Terrace and State of Illinois on this 13th day of December, 1996.


                                   COVA  VARIABLE  LIFE  ACCOUNT  ONE
                                   Registrant

                              By:    COVA  FINANCIAL  SERVICES  LIFE
                                   INSURANCE  COMPANY

                              By:  /s/  LORRY  J.  STENSRUD
                                   ______________________________
                                   Lorry  J.  Stensrud,  President

                                   COVA  FINANCIAL  SERVICES  LIFE
                                   INSURANCE  COMPANY
Attest:

/s/  FRANCES  S.  COOK                    By:  /s/  LORRY  J.  STENSRUD
________________________                      ______________________________
(Name)                                            Lorry J. Stensrud, President

Assistant  General  Counsel
_________________________
Title


As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ LORRY J. STENSRUD      President and Director       12/13/96
----------------------                                 ---------
Lorry J. Stensrud                                     Date

Leonard M. Rubenstein      Chairman of the Board and    12/13/96
----------------------     Director                    ---------
Leonard M. Rubenstein                                 Date

J. Robert Hopson*          Director                     12/13/96
----------------------                                 ---------
J. Robert Hopson                                      Date

William C. Mair*           Controller and Director      12/13/96
----------------------                                ----------
William C. Mair                                       Date

                           Director
----------------------                                 ---------
Jeffery K. Hoelzel                                    Date

/s/ E. THOMAS HUGHES, JR.                               12/13/96
-------------------------  Treasurer and Director     ----------
E. Thomas Hughes, Jr.                                 Date

Matthew P. McCauley*       Director                     12/13/96
----------------------                                 ---------
Matthew P. McCauley                                   Date

Patrice L. Peltier*        Director                     12/13/96
----------------------                                 ---------
Patrice L. Peltier                                    Date

John W. Barber*            Director                     12/13/96
----------------------                                 ---------
John W. Barber                                        Date







                                  *By:  /s/  LORRY  J.  STENSRUD
                                       ____________________________________
                                       Lorry  J.  Stensrud,  Attorney-in-Fact